October 10, 2018

Kathryn Jacobson, Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

Re:    Cross Country Healthcare, Inc.
Form 10-K for the Year Ended December 31, 2017
Filed March 2, 2018
Form 10-Q for the Quarter Ended June 30, 2018
Filed August 2, 2018
File No. 000-33169

Dear Ms. Jacobson:

Thank you and the other staff members of the United States Securities and Exchange Commission’s Division of Corporate Finance for your calls on October 4, 2018 and October 5, 2018 to Cross Country Healthcare, Inc. (the “Company,” “we,” or “our”). We appreciate the opportunity to provide you and the other staff members additional insight as to how our Managed Service Programs (MSPs) operate when a subcontracted healthcare professional is staffed. As a result of the discussions, we intend to clarify in future filings how our administrative fees are calculated and recognized when a subcontracted healthcare professional is staffed in connection with an MSP arrangement.

Beginning with our Form 10-Q for the Quarter Ended September 30, 2018, we intend to revise our disclosures in the Revenue Recognition footnote where we describe Gross Versus Net Policies, under the heading of Managed Service Programs as stated below:

Managed Service Programs

The Company has certain contracts with acute care facilities to provide comprehensive services through its MSPs. Under these contractual arrangements, the Company fulfills the customer’s order with either one of its healthcare professionals or a third party's healthcare professionals (subcontractors).

When the Company's healthcare professional is staffed, the Company determined that it acts as a principal in the arrangement, as the Company is considered the employer of record. Accordingly, revenue is reported on a gross basis on the consolidated statements of operations.

Alternatively, the Company determined that it acts as an agent in the arrangement when a subcontracted healthcare professional is staffed, as the Company does not control the services before they are transferred to the customer. Accordingly, revenue is reported on a net basis on the consolidated statements of operations. The customer is invoiced for the hours worked by the subcontracted healthcare professional multiplied by the hourly bill rate. A subcontractor liability, which is recognized as a reduction of revenue, is established in accrued expenses for the invoiced

5201 Congress Ave., Suite 100, Boca Raton, Florida 33487
Tel: 800-347-2264 Fax: 561-998-8533 crosscountryhealthcare.com amount, net of an administrative fee, and is generally payable after the Company has received payment from its customer. The Company’s administrative fee is calculated as a percentage of the customer’s invoice and is recognized over time as the services are rendered by the subcontracted healthcare professional. The Company does not collect or recognize an upfront placement fee.

If you have any questions regarding the foregoing, please do not hesitate to call me at (561) 237-2546 or, in my absence, Susan E. Ball, EVP & General Counsel, at (800) 440-5790.

Sincerely,

/s/ Christopher R. Pizzi
Christopher R. Pizzi
SVP & Chief Financial Officer

5201 Congress Ave., Suite 100, Boca Raton, Florida 33487
Tel: 800-347-2264 Fax: 561-998-8533 crosscountryhealthcare.com